PRESS RELEASE

Press Release No. 08-08

METALLICA RESOURCES ANNOUNCES RELEASE OF TECHNICAL
REPORT WITH FINAL RESULTS OF EL MORRO FEASIBILITY STUDY

May 15, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that Pincock Allen & Holt (PAH) has prepared a Technical Report and completed a detailed review of the Feasibility Study provided to Metallica by Xstrata Copper for the El Morro copper-gold project in Chile. The El Morro project is operated under a joint venture agreement between Xstrata Copper (70%) and Metallica (30%). The base case elements of the Feasibility Study provided by Xstrata were released on January 21, 2008. Below are the results of PAH's review of the Feasibility Study for Metallica. All dollar amounts are in US dollars.

  An initial capital investment of $2.52 billion, including a contingency for price escalation of 13%. The capital cost estimates are considered to be accurate to within 15%.

  The project economic model, which is based on the capital cost and operating parameters set forth in the Feasibility Study and recreated and reviewed by PAH, shows a positive after tax internal rate of return of 14.7% and a Net Present Value US$1.09 billion when discounted at a rate of 8% and using long-term prices of $2.80/lb for copper and $625/oz for gold. Project payback occurs at 4.7 years (see Table 1 below for details).

  Operating costs are estimated at $10.55/tonne of ore and a mine site cash cost of $0.76/lb copper, after gold credits and production taxes at a long-term gold price of $625/ounce. The operating costs are considered to be accurate to within 15%.

  Average annual metal production during the first five years has been projected to be 203,000 tonnes per year (tpy) of copper and 302,000 ounces per year (oz/y) of gold. The average annual LOM production over the currently estimated 14-year mine life is projected to be 172,000 tpy copper and 313,000 oz/y gold.

  The Feasibility Study was based on the La Fortuna copper-gold deposit which contains proven and probable ore reserves totaling 450 million tonnes averaging 0.58% copper and 0.46 g/t gold with an average waste-to-ore ratio of 3.65:1 (see Table 2 below for details). Average metallurgical recoveries are estimated at 88.5% for copper and 69.0% for gold.

  The ore reserves are contained within a larger economically constrained "mineral resource pit" consisting of measured and indicated resources totaling 558 million tonnes averaging 0.55% copper and 0.49 g/t gold, and inferred resources totaling 62 million tonnes averaging 0.34% copper and 0.18 g/t gold at a 0.3% copper-equivalent cut-off and based on metals prices of $1.25/lb copper and $500/oz gold (see Table 3 below for details).

Xstrata has also reported to Metallica that additional resources occurring outside the mineral resource pit include indicated resources totaling 52 million tonnes averaging 0.57% copper and 0.61 g/t gold, and inferred resources totaling 234 million tonnes averaging 0.51% copper and 0.48 g/t gold at a cut-off 0.3% copper equivalent. These additional resources have not been included in the review by PAH, because they are not integral to the Feasibility Study ore reserve. They are included here, however, consistent with previous disclosures regarding the El Morro mineral resource (see Metallica NI 43-101 Technical Report dated Dec. 26, 2006).

Based on its review of the Feasibility Study, PAH has made the following recommendations:

  Initiate detail engineering design work to optimize the project in areas such as water use, metallurgical processing, tailings disposal, and possibly others.

  Re-running the pit optimization to develop a mine plan based on the most recent resource estimate completed in October 2007. The current resource estimate used for the Feasibility Study was completed in July 2007.

  Submittal of final environmental permit applications following a joint decision to develop the project by Xstrata and Metallica.

Details of the El Morro Feasibility Study are provided in an independent NI 43-101 Technical Report prepared for Metallica by PAH and recently filed on SEDAR. The Qualified Persons, as defined by Canadian NI 43-101, responsible for the independent review of the El Morro Feasibility Study and preparation of the Technical Report are Mr. Richard J. Lambert - Registered Professional Engineer and Vice President of Mining and Geological Services for PAH, and Mr. Barton G. Stone, Certified Professional Geologist – AIPG and Chief Geologist for PAH. The Qualified Person responsible for the statement of mineral resources occurring outside the mineral resource pit is Mr. Raúl Roco, Member – AusIMM and Manager of Mines Geology for Xstrata Copper. The Qualified Person responsible for the preparation of this Press Release and the presentation of the information contained herein is Mr. Mark A. Petersen, Certified Professional Geologist – AIPG and Vice President of Exploration for Metallica Resources Inc.

Metallica Resources is a Canadian gold and silver producer. It currently has 96.4 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Table 1: El Morro Project Feasibility Study - PAH Economic Evaluation
Base Case and metal price sensitivity (metal prices move together)
		PAH Base Case[1]
Copper Price ($/lb)	$2.25[2]	$2.80	$3.35	$3.90
Gold Price ($/oz)	$500	$625	$750	$875
After Tax Economics ($ millions)
Cash Flow	2,464	4,463	6,382	8,341
NPV @ 8%	151	1,086	2,022	2,957
IRR	9.0%	14.7%	19.6%	24.1%
Cash Operating Cost ($/lb copper)[3]	$0.84	$0.76	$0.68	$0.60
Payback (years)	6.5	4.7	3.4	2.7
Notes:	1) Base Case metals prices closely approximate 3 year rolling average prices for copper and gold as of March 31, 2008
2) $2.25/lb copper, $500/oz gold prices closely approximate 5 year rolling average prices as of March 31, 2008
3) Net of gold by-product credit and includes production taxes

Table 2: El Morro Project Feasibility Study – La Fortuna Mineral Reserves
Category	Tonnes	Cu	Au	CuEq	Copper lbs	Gold ozs
	(000's)%		g/t	%	(000,000's)	(000's)
Proven	208,473	0.66	0.53	0.97	3,029	3,539
Probable	241,761	0.50	0.41	0.75	2,686	3,172
Total Reserves	450,234	0.58	0.46	0.85	5,715	6,711
Note:	CuEq grade based on metal prices of $1.25/lb copper and $500/oz gold and the equivalent copper equation :
	CuEq = Cu% + (0.592 x Au g/t)
where	Cu% represents copper grade
	Au g/t represents gold grade
	0.592 is a constant based on metal recoveries and prices of $1.25/lb copper and $500/oz gold

Table 3: El Morro Project – La Fortuna Mineral Resources
Inside Mineral Resource Pit[1]
Category	Cut-off	Tonnes	Cu	Au	Copper lbs	Gold ozs
	CuEq[2]	(000's)%		g/t	(000,000's)	(000's)
Measured	0.3	211,164	0.65	0.54	3,011	3,693
	0.4	204,948	0.66	0.56	2,974	3,668
Indicated	0.3	347,242	0.49	0.46	3,717	5,170
	0.4	289,327	0.53	0.52	3,392	4,876
Total M&I	0.3	558,406	0.55	0.49	6,729	8,863
	0.4	494,275	0.58	0.54	6,366	8,544
Inferred	0.3	62,335	0.34	0.18	472	366
	0.4	27,538	0.43	0.27	264	237
Outside Mineral Resource Pit
Indicated	0.3	55,000	0.57	0.61	691	1,079
Inferred	0.3	234,000	0.51	0.48	2,631	3,611
Notes:	1) "Mineral Resource Pit" based on metal prices of $1.25/lb copper and $500/oz gold.
	2) CuEq lower cut-off based on the equivalent copper equation explained in Table 2 above.